EXHIBIT 2(k)(3)

AGREEMENT

This Agreement (this “Agreement”) is executed as of the 7th day of March, 2002 by and among The Mexico Fund, Inc., a Maryland corporation (the “Fund”), Laxey Partners Limited, an Isle of Man company (together with its affiliates, including but not limited to Laxey Investors Limited and The Value Catalyst Fund, “Laxey”), and Impulsora del Fondo Mexico, S.A. de C.V., a Mexico corporation (“Impulsora”):

WHEREAS, the Fund, on the one hand, and Laxey and certain of its affiliates, on the other hand, have waged a proxy contest with respect to, among other issues, the election of directors, the Fund’s proposed repurchase policy and the termination of the investment advisory agreement of the Fund; and

WHEREAS, the Fund has proposed a repurchase offer policy which generally is acceptable to Laxey and, in consideration, among other things, of certain clarifications of the policy and certain agreements and covenants of the Fund, Laxey has agreed to withdraw its proposals to elect two directors and to terminate the investment advisory agreement of the Fund;

NOW, THEREFORE, in consideration of the terms and conditions hereof, the parties hereto agree as follows:

1. (a) The Fund hereby covenants to Laxey, for the benefit of Laxey and the other stockholders of the Fund, that, on or prior to May 31, 2002, the Fund shall commence an in-kind tender offer to all stockholders of the Fund to repurchase in-kind any and all shares of the Fund at not less than 98% of net asset value. Such tender offer shall be consummated (including the acceptance of and payment for all properly-tendered shares) on or prior to July 15, 2002.

(b) Impulsora hereby irrevocably agrees that, in the event that the above-described tender offer is not consummated by September 15, 2002, it shall tender to the Fund, in accordance with the terms of its investment advisory agreement with the Fund, notice of termination as the investment adviser to the Fund, effective as of September 15, 2002, and the Fund shall be deemed to have accepted such resignation, effective as of 60 days from such date. In the event that Impulsora resigns pursuant to this Section 1(b), the Fund hereby agrees that neither Impulsora nor any of its affiliates or associates or successors, de facto or de jure, shall be selected as the replacement investment adviser to the Fund.

2. Laxey hereby irrevocably withdraws both of its proposals (election of two directors, termination of investment advisory agreement) for consideration at the Fund’s 2002 annual meeting of stockholders.

3. The Fund hereby covenants to Laxey, for the benefit of Laxey and the other stockholders of the Fund, to amend its current exemptive application as soon as practicable after the date of this Agreement with the Securities and Exchange Commission relating to an in-kind periodic repurchase offer policy in conformance to the press release issued by the Fund on March 6, 2002 (the “Press Release”) and to use its best reasonable efforts to cause an order granting the application, as modified, to be issued by the Securities and Exchange Commission.

4. The Fund shall reimburse Laxey in the amount of US$600,000 for its out-of-pocket fees and expenses incurred in connection with the proxy contest, as set forth in the invoice annexed hereto as Exhibit A. Such reimbursement shall occur within five (5) business days after the date of this Agreement.

5. (a) The Fund hereby represents and warrants to Laxey, for the benefit of Laxey and the other stockholders of the Fund, that (i) the execution and delivery by the Fund of this Agreement has been duly authorized by all action required by law, its articles of incorporation and by-laws, (ii) this Agreement has been duly executed and delivered by the Fund and constitutes a legal, valid and binding obligation of the Fund, enforceable against it in accordance with its terms, (iii) the execution, delivery and performance by the Fund of this Agreement (including the consummation of the above-described tender offer) will not conflict with or result in any breach of any provision of the articles of incorporation or by-laws of the Fund, (iv) the above-described tender offer has been duly authorized by all action required by law, its articles of incorporation and by-laws, (v) the Board of Directors of the Fund has resolved for the Fund to take all steps required to be taken by the Fund or its Board of Directors, including any steps suggested in the Signature Financial no-action letter (Signature Financial Group, Inc. (December 28, 1999)), in order to allow the Fund to make the above-described tender offer to all “affiliated persons” of the Fund, (vi) the Board of Directors of the Fund has been advised by its legal counsel that (A) the proxy statement does not need to be revised or the proxies re-solicited as a result of the announcement of the revised in-kind repurchase offer policy as described in the Press Release, and (B) “affiliated persons” will (subject to any actions taken by such persons which would cause a change in their eligibility to participate) be entitled to tender their shares of the Fund into the above-described tender offer and to receive the in-kind consideration afforded to the other stockholders of the Fund who tender.

(b) Impulsora hereby represents and warrants to Laxey, for the benefit of Laxey and the other stockholders of the Fund, that (i) the execution and delivery by Impulsora of this Agreement has been duly authorized by all action required by law and its articles of incorporation, (ii) this Agreement has been duly executed and delivered by Impulsora and constitutes a legal, valid and binding obligation of Impulsora, enforceable against it in accordance with its terms and (iii) the execution, delivery and performance by Impulsora of this Agreement will not conflict with or result in any breach of any provision of the articles of incorporation of Impulsora.

(c) Laxey Partners Limited hereby represents and warrants to the Fund that (i) the execution and delivery by Laxey Partners Limited of this Agreement has been duly authorized by all action required by law, its certificate of incorporation and by-laws, (ii) this Agreement has been duly executed and delivered by Laxey Partners Limited and constitutes a legal, valid and binding obligation of Laxey Partners Limited, enforceable against it in accordance with its terms and (iii) the execution, delivery and performance by Laxey Partners Limited of this Agreement will not conflict with or result in any breach of any provision of the charter or by-laws of Laxey Partners Limited.

6. For a period commencing on the date of this Agreement and ending five (5) years after the date of this Agreement, Laxey hereby agrees that, without the prior written consent of the Fund, Laxey shall not, directly or indirectly, through one or more intermediaries or otherwise, participate in any transaction in which one or more parties have done or seek to do any of the following: (a) purchase or acquire, or agree to purchase or acquire, any shares of capital stock or other securities of the Fund; (b) solicit, or encourage any other person to solicit, proxies or consents of stockholders of the Fund, or become a “participant” or otherwise engage in any “solicitation” (as such terms are defined under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), with respect to any matter in opposition to the recommendation of a majority of the members of the Board of Directors of the Fund then in office; (c) acquire or affect, or seek to acquire or affect, control of the Fund, or influence or seek to influence the management of the Fund, or directly or indirectly participate in or encourage the formation of any group seeking to influence management or to displace or modify the composition of the Board of Directors of the Fund; (d) join a partnership, limited partnership, syndicate or other group within the meaning of Section 13(d) of the Exchange Act for the purpose of acquiring, holding or disposing of any shares of capital stock or other securities of the Fund (other than the shares of capital stock held by Laxey and its affiliates, as reported in Laxey’s definitive proxy statement with respect to the Fund’s 2002 annual meeting of stockholders); (e) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Fund, as described in Rule 14a-8 under the Exchange Act, irrespective of whether Rule 14a-8 under the Exchange Act is applicable; or (f) seek to modify the terms of this Section 6. Notwithstanding the immediately preceding sentence, this Section 6 shall terminate in all respects in the event that (a) the above-described tender offer is not consummated on or prior to July 15, 2002 or (b) either the Fund or Impulsora breaches its obligations under Sections 1(b) or 4 hereof.

7. (a) Laxey and its affiliates, on the one hand, and the Fund and Impulsora and each of its officers and directors, on the other hand, mutually agree not to make any statements under circumstances reasonably likely to cause such statements to become public, in writing or otherwise, that is critical of or that disparages the reputation or character of the other party hereto, in any way maligns the business, financial condition, results of operations, prospects or reputation of the other party, accuses the other party of wrongdoing or improper conduct or implies such wrongdoing or improper conduct, at any time for any reason whatsoever.

(b) Laxey and the Fund will agree upon the text press release to be issued by the Fund immediately following the execution of this Agreement and, after the issuance of such press release, the parties will not make any public statements inconsistent with the text of such press release.

8. Except to the extent disclosed in the joint press release issued pursuant to Section 7(b) above, the parties agree that they will keep the terms of this Agreement confidential, provided that this agreement of confidentiality shall not prevent the parties from informing the following persons: their officers, employees, attorneys, accountants and, in the case of Laxey, the funds and accounts advised by them which currently own capital stock of the Fund (and their partners, agents and representatives) and provided further that they are informed of the confidentiality of such terms and agree to abide by it. Disclosures to any person not identified in the preceding sentence shall not be permitted except with the prior written consent of both parties or as required by law. In amplification of the immediately preceding sentence, the parties acknowledge that Laxey will disclose in its Schedule 13D that, as a result of the commitments made by the Fund to provide liquidity to the stockholders at not less than 98% of net asset value, (a) it has withdrawn both of its proposals with respect to the Fund’s 2002 annual meeting, (b) Laxey and its affiliates have voted its shares of capital stock of the Fund in favor of the Fund’s slate of proposals and (c) for the foreseeable future and for so long as the Fund carries through on its commitments, Laxey will be a passive investor only (without limiting its right to trade out of its position in the Fund).

9. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

10. Notwithstanding any other provision of this Agreement, the Fund and Impulsora shall be relieved from taking the actions covenanted by them or required to be taken by them, by the dates set forth in Section 1 of this Agreement, if there shall have occurred (a) any general suspension of trading in, or limitation on prices for securities on the New York Stock Exchange or the Mexican Stock Exchange, (b) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Mexico, (c) any limitation, whether or not mandatory, by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign on, or other event that materially affects, the extension of credit by banks or other lending institutions in the United States or Mexico, (d) any armed hostilities or similar national calamity in the United States or Mexico, (e) any decline, measured from the date of this Agreement, in either the Dow Jones Industrial Average or the Mexican Stock Exchange index by an amount in excess of 30%, or (f) in the case of any of the foregoing occurrences existing on the date of this Agreement, a material acceleration or worsening thereof, any of which events enumerated in clauses (a) through (f) shall have had a material adverse effect on the ability of the Fund and Impulsora to take the covenanted or required actions by the deadlines therefor. The parties agree that if any such event occurs, they will establish in good faith new dates for the actions required in Section 1 and for Section 6, which new dates shall be as early as reasonably feasible.

11. This Agreement contains the entire agreement between the parties hereto and supersedes all prior or contemporaneous agreements, understandings, representations and statements, oral or written.

12. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

13. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this 7th day of March, 2002.

THE MEXICO FUND, INC.

By:	/s/ Juan Gallardo T.
Name:	Juan Gallardo T.
Title:	Chairman

LAXEY PARTNERS LIMITED

By:	/s/
Name:
Title:

With respect to Sections 1(b), 5(b) and 7(a) only:

IMPULSORA DEL FONDO MEXICO, S.A. DE C.V.

By:	/s/ Jose Luis Gomez Pimienta
Name:	Jose Luis Gomez Pimienta
Title:	President

LAXEY PARTNERS LIMITED

28 Chelsea Wharf, Lots Road

London SW 10 OQJ

United Kingdom

March 7, 2002

The Mexico Fund, Inc.

1775 Eye Street, N.W.

Washington, DC 20006-2401

Attn: Mr. Samuel Garcia-Cuellar, Secretary

FOR FEES AND EXPENSES IN CONNECTION WITH solicitation of proxies and related matters, including legal fees and expenses of counsel of approximately $335,000.00, legal fees and expenses of local counsel of approximately $10,000.00, proxy solicitation fees and expenses of approximately $210,000.00, printing expenses of approximately $15,000.00 and miscellaneous expenses including travel of approximately $30,000.00.	$600,000.00

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